
Mail Stop 3030

February 1, 2011

Mr. Mark S. Gorder
Chief Executive Officer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112

   RE: **Intricon Corporation**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 16, 2010
      File No. 1-05005

Dear Mr. Gorder:

  We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

       Sincerely,

       Jeffrey Jaramillo
       Accounting Branch Chief